Lisa M. Buchanan Executive Vice President, Chief Administrative Officer and General Counsel

March 25, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:  Anne Nguyen Parker, Branch Chief

Re:        Cal Dive International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 15, 2013
File No. 1-33206

Dear Ms. Parker:
On behalf of Cal Dive International, Inc. ("Cal Dive" or the "Company"), we are submitting this letter in response to the comment received from the staff of the United States Securities and Exchange Commission (the "Staff") by email dated March 21, 2013, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A.  We have reproduced below the full text of the Staff's comment in italics, which is followed by our response.
Preliminary Proxy Statement on Schedule 14A

Proposal 5—Approve Amendment to Our Amended and Restated Certificate of Incorporation, page 58

1.
We note that you are seeking shareholder approval of an amendment to your amended and restated certificate of incorporation that removes Article XII thereof, which (i) contains certain restrictions relating to the ownership of your common stock and the citizenship of certain of your officers and directors and (ii) was included in your amended and restated certificate of incorporation in order to "keep the Company compliant" with certain citizenship requirements set forth in the Shipping Act of 1916, the Merchant Marine Act of 1920 and the Merchant Marine Act of 1936, to which you are subject due to your engaging in coastwise trade. We further note your disclosure at page 22 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 that if you do not comply with the restrictions set forth in the Shipping Act and the Merchant Marine Acts, you may be subject to penalties and fines. Please clarify whether going forward you will or will not be engaged in coastwise trade and/or be subject to the Shipping Act and the Merchant Marine Acts. If you will continue to be subject to such Acts, please discuss how you intend on complying with them in view of your belief that the restrictions contained in Article XII are "no longer important to [y]our business model, … unnecessarily restrict [y]our stockholders' right to freely transfer their shares … [and] could serve to discourage foreign investment in [the] Company." To this end, please describe whether the restrictions set forth in Article XII are more restrictive than what is required by the Shipping Act and the Merchant Marine Acts.

2500 CityWest Boulevard, Suite 2200 • Houston, TX 77042 • Phone (713) 586-7310 • Fax (713) 586-7338

United States Securities and Exchange Commission
March 25, 2013

Response:	We will revise our disclosure in Proposal 5 of our Proxy Statement (under the heading "Purpose of the Proposal") as follows:
The Jones Act generally requires the transportation of merchandise or personnel between two U.S. points (defined as "coastwise trade") to be performed by vessels that have a coastwise trade endorsement.  To obtain such an endorsement, a vessel must (i) have been built in the U.S., (ii) be continuously U.S. flagged from the date it commences operations, and (iii) be owned by a U.S. citizen.  Under the Shipping Act, 1916, the Merchant Marine Act, 1920, and the Merchant Marine Act, 1936, all as amended, and the regulations promulgated thereunder (the "U.S. Maritime Laws"), a corporation qualifies as a U.S. citizen for coastwise trade purposes under the Jones Act if at least 75% of its outstanding stock is owned by U.S. citizens, and its Chief Executive Officer and a majority of its Board of Directors are U.S. citizens.  The restrictions set forth in Article XII of our charter are no more restrictive that what is required by the U.S. Maritime Laws, but simply give our Company, which is publicly traded, a mechanism for ensuring our ability to comply with the U.S. citizenship requirements of those laws.
The activities that constitute "coastwise trade" are subject to interpretation by the U.S. Customs and Border Protection Agency.  Based on existing guidance from this agency, Cal Dive's core business operations on the U.S. Gulf of Mexico Outer Continental Shelf do not constitute coastwise activities, and in fact, more than half of our fleet of vessels with which we perform our core services, including all of our more capable dynamic positioning vessels, are foreign flagged, and thus clearly do not qualify for a coastwise endorsement.  However, there are activities incidental to our core operations that may be considered to constitute coastwise trade, and we carry out those activities by either using our vessels that have a coastwise endorsement or by chartering coastwise vessels owned by third parties.  If any activities that constitute coastwise trade were to be performed by non-coastwise endorsed vessels, we would be subject to fines and penalties under the U.S. Maritime Laws.
Although our activities that constitute coastwise activities have always been minimal, we have sought to assure our coastwise eligibility because prior to acquisitions we made in 2006 and 2007, all of our operations were conducted in the U.S. Gulf of Mexico, and the coastwise endorsement gave us greater convenience and flexibility in covering all aspects of the projects we conducted.  However, these activities were never material to our operations, and even if none of our vessels were eligible for a coastwise endorsement, the incremental cost of using a third party's vessels to perform any coastwise tasks would be immaterial.  Additionally, as we have expanded our operations internationally, the small benefit we receive from having a coastwise qualification has continued to diminish.
As we reported in our 2012 Annual Report on Form 10-K, fiscal 2012 was the first year in our history in which our international revenues exceeded our domestic revenues, and it is part of our strategic plan to continue to reduce our exposure to the U.S. Gulf of Mexico by expanding our international business.  Further, in 2012 our management took several actions in response to the challenging market conditions we have experienced in the U.S. Gulf of Mexico over the last three years.  Among those actions were efforts to maximize our Company's ability to access capital from any available source, including foreign investors.  To that end, our Board has unanimously approved and recommended to our stockholders an amendment to our charter to remove the limitations on foreign ownership required to maintain a coastwise endorsement.  Although the elimination from our charter of these restrictions on foreign ownership will increase our financial flexibility by enabling the Company to seek, if necessary, capital from foreign investors, the Company has no current capital raising initiatives or plans.  Additionally, to the extent that the current restrictions on foreign ownership have suppressed the ability of our stockholders to find buyers for their shares, the elimination of these restrictions may improve the marketability of those shares.
If this proposal is approved by our stockholders, the amendment would become effective upon the filing of the certificate of amendment with the Secretary of State of the State of Delaware, which we would do promptly after the Annual Meeting.  This amendment to our charter would not automatically result in the loss of our coastwise endorsement.  As long as we continue to meet the citizenship requirements of the U.S. Maritime Laws, we will continue to enjoy the endorsement for those of our U.S. flagged vessels that currently hold it.  Should we no longer meet the citizenship requirements for a coastwise endorsement in the future, we will take all appropriate steps to ensure that those of our vessels that previously operated under coastwise endorsements no longer participate in coastwise activities.  The proposed certificate of amendment to our charter is attached to this Proxy Statement as Appendix B.
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We represent to the Securities and Exchange Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in the filing.  We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please call the undersigned at 713-586-7310.

Very truly yours,

/s/ Lisa M. Buchanan
Lisa M. Buchanan Executive Vice President, Chief Administrative Officer and General Counsel

Cc:            Sirimal R. Mukerjee